June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mitchell Austin

Kathleen Krebs

Re:	Montana Technologies Corp.

Registration Statement on Form S-1

Filed April 12, 2024

File No. 333-278633

Ladies and Gentlemen:

On behalf of Montana Technologies Corporation (the “Company”), set forth below are the Company’s responses to the comments included in the letter, dated January 9, 2024, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on April 12, 2024. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Company Overview, page 46

1.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that three selling shareholders who beneficially own over 80% of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 58 of the Amended Form S-1.

June 5, 2024

Recent Developments
Business Combination, page 46

2.	Please discuss how the material events that occurred from January 2024 through the consummation of the business combination facilitated being able to close the business combination and list on Nasdaq. In this discussion, also address the amendment to the merger agreement to reduce the Aggregate Transaction Proceeds condition from $85 million to $50 million and to change the definition of Aggregate Transaction Proceeds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Amended Form S-1.

Joint Venture Formation Framework Agreement, page 47

3.	We note that you entered into a joint venture with GE Vernova on March 4, 2024. Please file the related agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the agreements relating to its joint venture with GE Vernova as exhibits 10.13 through 10.16 to the Amended Form S-1.

Liquidity and Capital Resources, page 50

4.	Please expand your discussion of capital resources to address the changes in the company’s liquidity position since the business combination. For example, disclose the total percentage of public shares redeemed in connection with the business combination (including in connection with votes to extend the time to complete the business combination) and the resulting amount of funds you received from the trust account. Disclose the amount of transaction fees paid by the parties. Discuss the amount of funds you received in connection with the business combination as well as your payment obligations under each joint venture agreement. Disclose whether you have received the remaining $6.0 million in funds under the subscription agreements. Disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56 and 57 of the Amended Form S-1.

Certain Relationships and Related Party Transactions, page 76

5.	Please update the disclosure in this section. For example, it appears that you entered into transactions with related parties of both the company and Legacy Montana in connection with the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 84 of the Amended Form S-1.

June 5, 2024

Description of Securities of Montana
Class B Common Stock, page 84

6.	Please update the disclosure to indicate the number of votes per share to which a holder of Class B common stock is entitled. In addition, disclose under "Principal Stockholders" and "Selling Securityholders" the voting power of and material differences between the Class A and Class B common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 87 and 92 of the Amended Form S-1.

General

7.	Please tell us the components of the resale of "up to 31,164,761 shares of Class A Common Stock issued in connection with the Business Combination (as defined below) at an assumed value of $10.00 per share by certain of the Selling Securityholders named in this prospectus". For example, tell us whether any of these shares relate to funding transactions in connection with the business combination such as:

●	the January 2024 common unit subscription agreements to purchase from Legacy Montana $5.0 million Montana Class B common units that would convert into 588,236 shares of the Company’s Class A common stock upon the closing of the business combination;

●	additional common unit subscriptions agreements as of 3/4/24 to purchase from Legacy Montana $40 million Class B common units that would convert into 5,807,647 shares of the Company's Class A common stock upon the closing of the business combination; and

●	shares that are issuable upon the exercise of Company Options.

If so, please separately disclose these or any other such transactions, the effective purchase price of the shares, and the potential profit by each selling shareholder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 5 and 6 of the Amended Form S-1.

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June 5, 2024

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:	Matthew Jore, Montana Technologies Corporation

Chad MacDonald, Montana Technologies Corporation

John M. Greer, Latham & Watkins LLP

Bryan S. Ryan, Latham & Watkins LLP